Exhibit (a)(7)

This announcement is not an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs (each as defined below). The U.S. Offer (as defined below) is made solely pursuant to the U.S. Offer to Purchase (as defined below), dated as of August 29, 2013, any amendments or supplements thereto, the Common Share Acceptance Letter and the ADS Letter of Transmittal, and is being made to all U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) of Common Shares and all holders of ADSs, wherever located. The making of the U.S. Offer in jurisdictions other than the United States may be restricted or prohibited by law. Purchaser is currently not aware of any jurisdiction where the making of the U.S. Offer is restricted or prohibited by law. If Purchaser becomes aware of any such restriction or prohibition on the making of the U.S. Offer or the acceptance of the Common Shares or ADSs, Purchaser will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the U.S. Offer. If, after a good faith effort, Purchaser cannot comply, Purchaser will not make the U.S. Offer to holders of Common Shares and ADSs in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF U.S. OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING COMMON SHARES HELD BY U.S. HOLDERS AND ALL OUTSTANDING AMERICAN DEPOSITARY SHARES REPRESENTING COMMON SHARES

OF

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(PROVIDA PENSION FUND ADMINISTRATOR INC.)

FOR

U.S. $6.1476 PER COMMON SHARE

AND

U.S. $92.2140 PER AMERICAN DEPOSITARY SHARE

BY

METLIFE CHILE ACQUISITION CO. S.A.

AN INDIRECT WHOLLY-OWNED SUBSIDIARY

OF

METLIFE, INC.

THE U.S. OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 27, 2013, UNLESS THE U.S. OFFER IS EXTENDED.

MetLife Chile Acquisition Co. S.A., a Chilean closed corporation (sociedad anónima cerrada) (“Purchaser”) that is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), is offering to purchase (the “U.S. Offer”):

(i) up to 100% of the issued and outstanding Common Shares, without par value, of Administradora de Fondos de Pensiones Provida S.A. (“Provida”), a Chilean corporation (sociedad anónima) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and

(ii) up to 100% of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), each representing fifteen (15) Common Shares of Provida, from all holders, wherever located,

in each case, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013 (the “U.S. Offer to Purchase”) and in the related Common Share Acceptance Letter and ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the mandatory tender offer rules of the Republic of Chile (“Chile”) to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”), for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

The U.S. Offer is open to all holders of ADSs, wherever located, including Chilean-resident holders, and to all holders of Common Shares who are U.S. holders. Holders of Common Shares who are not U.S. holders may only tender their Common Shares into the Chilean Offer. The Chilean Offer is open to all holders of Common Shares, wherever located, including U.S. holders.

Purchaser is offering to pay U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase and in the related Common Share Acceptance Letter and ADS Letter of Transmittal, as applicable. For purposes of any payments to be made in Chilean pesos pursuant to a valid election by a tendering holder of Common Shares or ADSs as set forth in the U.S. Offer to Purchase, U.S. dollars will be converted to Chilean pesos by the Purchaser at the exchange rate (dólar observado), as published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette pursuant to No. 6 of Chapter I of the Compendio de Normas de Cambios Internacionales of the Chilean Central Bank, in effect on September 30, 2013. All payments to tendering holders of Common Shares or ADSs pursuant to the U.S. Offer to Purchase will be rounded to the nearest whole cent. We will accept for payment Common Shares or ADSs that are validly tendered and not withdrawn before 11:59 p.m., New York City time, on September 27, 2013 (the “Expiration Date”).

The Offers are being made pursuant to the Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria (“BBVA”), BBVA Inversiones Chile S.A. (“BBVA Inversiones” and together with BBVA, the “BBVA Parties”), MetLife and Purchaser (the “Transaction Agreement”). The Transaction Agreement is more fully described in the U.S. Offer to Purchase.

The U.S. Offer will expire at 11:59 p.m., New York City time, on the Expiration Date, unless extended. No extension is currently contemplated. However, Purchaser may extend the U.S. Offer in certain circumstances. Any extension would be made in accordance with the section entitled “The U.S. Offer—Terms of the U.S. Offer” in the U.S. Offer to Purchase. No subsequent offering period pursuant to Rule 14d-11 of the Exchange Act is currently contemplated following the expiration of the initial offering period of the U.S. Offer.

Provida is indirectly controlled by BBVA. BBVA, directly and indirectly, holds 213,100,058 shares of Provida, in both Common Share and ADS form, representing approximately 64.3% of the outstanding Common Shares of Provida. Such Common Shares and ADSs are held through the following entities: (i) BBVA directly holds, in the form of ADSs, 42,076,485 Common Shares, representing approximately 12.7% of the outstanding Common Shares and (ii) Inversiones Previsionales S.A. (“Inversiones Previsionales”) holds 171,023,573 Common Shares of Provida, representing approximately 51.6% of the outstanding Common Shares. Pursuant to the Transaction Agreement, the BBVA Parties have agreed that (x) BBVA will tender into the U.S. Offer its 42,076,485 Common Shares held in the form of ADSs and (y) following the expiration of the Offers and simultaneously with the closing of the Offers, BBVA will cause the transfer to Purchaser of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, thereby transferring indirectly the 171,023,573 Common Shares of Provida held by Inversiones Previsionales. Thus, upon consummation of the

Offers and regardless of how many Common Shares and ADSs are tendered into the Offers by holders other than the BBVA Parties, MetLife expects to indirectly acquire at least 64.3% of all outstanding Common Shares of Provida, including those held in ADS form, and therefore to control Provida.

Pursuant to the Transaction Agreement, Purchaser has agreed to pay BBVA and its affiliates U.S. $6.1476 per Common Share transferred and U.S. $92.2140 per ADS transferred, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable, which is the same price per Common Share and per ADS to be paid by Purchaser to holders of Common Shares and ADSs pursuant to the Offers.

The U.S. Offer is subject to the satisfaction or waiver of various conditions, including there being, in the aggregate, at least 42,076,485 Common Shares (the number of Common Shares held in ADS form directly by BBVA), in ADS form or otherwise, validly tendered into the Offers and not withdrawn prior to the expiration of the U.S. Offer, and the other conditions described in “The U.S. Offer—Conditions to the U.S. Offer” of the U.S. Offer to Purchase. No third party financing will be necessary to complete the Offers. The Offers are not conditioned upon any financing arrangements or subject to a financing condition.

Pursuant to Chilean securities laws, each member of the board of directors of Provida in his or her individual capacity must issue an opinion as to whether tendering into the Chilean Offer is in the best interests of holders of Common Shares. The opinion of each member of the board of directors must be filed with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros) within the five (5) business days following the notice of commencement of the Chilean Offer. Pursuant to the Exchange Act, Provida is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within ten (10) business days from the date of commencement of the U.S. Offer. In the Schedule 14D-9, Provida is required to set forth whether Provida recommends acceptance or rejection of the U.S. Offer, expresses no opinion and remains neutral toward the U.S. Offer or is unable to take a position with respect to the U.S. Offer, and the reasons therefor.

On August 27, 2013, Provida disclosed in its Current Report on Form 6-K that an Extraordinary Shareholders Meeting held on August 27, 2013 resolved to pay an extraordinary dividend of Chilean pesos 82.9214 per Common Share (the “Pre-launch Excess Cash Distribution”), or approximately U.S. $0.1622 per Common Share, based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of August 27, 2013. The Pre-launch Excess Cash Distribution is intended, among other things, to provide all Provida shareholders, including shareholders other than BBVA, with their pro rata portion of the excess cash of Provida as of the Balance Sheet Date, regardless of whether they tender their Common Shares or ADSs into the Offers, and to avoid the purchase by MetLife of excess cash accumulated by Provida as of the Balance Sheet Date. The Pre-launch Excess Cash Distribution is expected to be paid on September 4, 2013 to holders of Common Shares (including those in ADS form) registered as such in the shareholders registry of Provida on August 29, 2013. The price payable by Purchaser per Common Share or per ADS tendered into the Offers will not be adjusted as a result of the payment of the Pre-launch Excess Cash Distribution.

ADS holders wishing to accept the U.S. Offer must deliver an ADS Letter of Transmittal properly completed and duly executed, and all other documents required therein, to the U.S. Tender Agent at one of its addresses set forth below for receipt, before 11:59 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. Holders of ADSs though a broker or other securities intermediary must instruct such securities intermediary to tender such ADSs on their behalf through the Depository Trust Company (“DTC”). In connection with book-entry transfers, the U.S. Tender Agent must receive (i) a confirmation of such transfer into the U.S. Tender Agent’s account at DTC and (ii) an Agent’s Message (as defined in the ADS Letter of Transmittal) before 11:59 p.m., New York City time, on the Expiration Date. Securities intermediaries may establish cutoff times and dates earlier than 11:59 p.m., New York City time, on the Expiration Date to receive instructions to tender ADSs. In certain cases, ADS holders may tender in accordance with procedures for guaranteed delivery described in the ADS Letter of Transmittal.

U.S. holders of Common Shares wishing to accept the U.S. Offer must deliver a Common Share Acceptance Letter properly completed and duly executed, and all other documents required therein, to the U.S. Tender Agent at one of its addresses set forth below for receipt before 11:59 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. In addition, holders of Common Shares must deliver, or cause to be delivered, the Common Shares through the system of Depósito Central de Valores in Chile to the applicable subaccount maintained by the U.S. Tender Agent with the U.S. Tender Agent’s Custodian (as defined in the U.S. Offer to Purchase), as set forth in more detail in the Common Share Acceptance Letter. These procedures will take a significant amount of time to complete. All of the above steps must be completed prior to 11:59 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended.

In any event, if you are a holder of ADSs, wherever located, and you intend to tender all or any portion of such ADSs into the U.S. Offer, or if you are a U.S. holder of Common Shares and you intend to tender all or any portion of your Common Shares into the U.S. Offer, in each case, you must follow the procedures set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Procedures for Tendering into the U.S. Offer,” as applicable.

Purchaser will accept for payment all Common Shares and ADSs validly tendered, and not properly withdrawn, before 11:59 p.m., New York City time, on the Expiration Date, and will pay for such Common Shares and ADSs promptly after 11:59 p.m., New York City time, on the Expiration Date, provided that all of the offer conditions to the U.S. Offer have been satisfied or waived by such time. In all cases, payment for Common Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt of the required documents by the U.S. Tender Agent, in accordance with the procedures for tendering into the U.S. Offer. Payment for Common Shares or ADSs tendered and accepted for payment pursuant to the U.S. Offer will be made by deposit of the aggregate purchase price for all Common Shares and ADSs validly tendered into, and not withdrawn from, the U.S. Offer with the U.S. Tender Agent. The U.S. Tender Agent will act as your agent for the purpose of (i) receiving payments from us for your tendered Common Shares and ADSs, as applicable, and (ii) transmitting such payments to you.

All payments, whether in U.S. dollars or Chilean pesos, will be less the amount of any fees, expenses and withholding taxes that may be applicable. Under no circumstances will Purchaser pay interest on the consideration paid for Common Shares or ADSs pursuant to the U.S. Offer, regardless of any delay in making such payment.

You can withdraw some or all of the Common Shares or ADSs that you previously tendered into the U.S. Offer at any time before 11:59 p.m., New York City time, on the Expiration Date. If you have tendered Common Shares or ADSs, you must properly complete and duly execute a notice of withdrawal for such Common Shares or ADSs, and such notice must be received by the U.S. Tender Agent before 11:59 p.m., New York City time, on the Expiration Date. After 11:59 p.m., New York City time, on the Expiration Date your withdrawal rights will be suspended. Your withdrawal rights will subsequently terminate upon our acceptance for payment of your validly tendered Common Shares or ADSs.

For an explanation of certain effects of the Offers on the Common Shares and ADSs and the rights of holders thereof as a result of the transaction, see the section of the U.S. Offer to Purchase entitled “Questions and Answers about the Offers.”

A U.S. Holder (as defined for U.S. federal income tax purposes) that tenders Common Shares or ADSs pursuant to the U.S. Offer generally will recognize capital gain or loss, for U.S. federal income tax purposes, in an amount equal to the difference, if any, between (i) the cash received in the U.S. Offer and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares or ADSs exchanged therefor. Gain or loss will be determined separately for each block of Common Shares or ADSs (that is, Common Shares or ADSs acquired at the same cost in a single transaction).

Upon the sale of ADSs pursuant to the U.S. Offer, any gain or loss recognized by an individual who is not domiciled in or a resident of Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Non-Chilean Holder”) will not be subject to Chilean tax law. Upon the sale of ADSs, any gain or loss recognized by any person other than a Non-Chilean Holder (a “Chilean Holder”) will be subject to Chilean income tax law. Gains recognized by a Non-Chilean Holder upon the sale of Common Shares pursuant to the U.S. Offer will currently be subject to the taxes and exemptions set forth in Chilean income tax law. No Chilean stamp, issue, registration or similar taxes or duties will apply to the sale of Common Shares or ADSs pursuant to the U.S. Offer.

Each holder of Common Shares or ADSs is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the tender of Common Shares or ADSs pursuant to the U.S. Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal and is incorporated herein by reference. Provida has provided Purchaser with Provida’s stockholder list and securities position listings in respect of the Common Shares and ADSs for the purpose of disseminating the U.S. Offer to Purchase, the ADS Letter of Transmittal and other relevant materials to the holders of such Common Shares and ADSs. To the extent required by law, the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal will be mailed to record holders of Common Shares and ADSs and will be furnished to brokers and other securities intermediaries whose names, or the names of whose securities intermediaries, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of securities.

The U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal contain important information. Common Share and ADS holders should carefully read them in their entirety before any decision is made with respect to the U.S. Offer.

Any questions or requests for assistance may be directed to the U.S. Information Agent at its telephone number and address set forth below. Additional copies of the U.S. Offer to Purchase, the Common Share Acceptance Letter, the ADS Letter of Transmittal and other tender offer materials may be obtained from the U.S. Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Holders of Common Shares and ADSs may also contact their broker, bank or other securities intermediary for assistance concerning the U.S. Offer.

The U.S. Information Agent for the U.S. Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

provida@dfking.com

U.S. Toll Free Number for holders of securities: (800) 290-6427

U.S. Collect Number for banks and brokers: (212) 269-5550

The U.S. Tender Agent is:

The Bank of New York Mellon

By registered, certified or express mail: The Bank of New York Mellon Voluntary Corporate Actions P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	If delivering by hand or overnight courier: The Bank of New York Mellon Voluntary Corporate Actions – Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America